Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications CEO Admitted to Hospital

     TORONTO, Oct. 31 /CNW/ - Rogers Communications Inc. announces that Ted
Rogers, the Company's Chief Executive Officer, has been admitted to hospital for treatment for an existing cardiac condition. Mr. Rogers will temporarily relinquish his responsibilities as the Company's Chief Executive Officer. The
length of Mr. Rogers' leave will be determined by his overall health and medical progress.
     During this period, Alan D. Horn, Chairman of the Board of Rogers
Communications Inc., will serve as acting Chief Executive Officer and lead the company's Office of the President.
     The Board of Directors and employees of Rogers Communications extend their best wishes to Mr. Rogers.

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based networks. Through Cable we are one of Canada's largest providers of cable television, high-speed Internet access and telephony. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Jan Innes, (416) 935-3525,
jan.innes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 12:47e 03-NOV-08